SD
3/3/03

03002520

VF 2-27-03

ITED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. D.C. 159 SECTION

SEC FILE NUMBER
8-45235

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SANDRA MORAN NOTARY PUBLIC STATE OF TEXAS EXPIRES: ... 9, 2006

NAME OF BROKER-DEALER: World Choice Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1420 Brown Trail
(No. and Street)

Bedford	Texas	76022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ross Morris 817-280-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rhodes Osiek & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

2170 West Interstate 20	Arlington	Texas	76017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VB 3-7-03

OATH OR AFFIRMATION

I, Ross Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Choice Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA MORAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
AUGUST 9, 2006

Signature

President
Title

Sandra Moran
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD CHOICE SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the accompanying statement of financial condition of World Choice Securities, Inc. as of December 31, 2002, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Choice Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Rhodes Osiek & Company

February 10, 2003

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

WORLD CHOICE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 (NOTE 1)

ASSETS

CURRENT ASSETS:		
Cash	$	110,599
Clearing deposits		35,000
Receivable from dealers		68,665
Total current assets		214,264
PROPERTY AND EQUIPMENT, AT COST: Net of depreciation (Note 3)		1,206
INVESTMENTS (Note 2)		16,300
Total Assets	$	231,770

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	65,852
Total current liabilities		65,852
STOCKHOLDERS' EQUITY		
Common stock, par value $10 per share, 25,000 shares authorized, 800 shares issued and outstanding		8,000
Retained earnings		157,918
Total stockholders' equity		165,918
Total Liabilities and Stockholders' Equity	$	231,770

The accompanying notes are an integral part of these financial statements.

WORLD CHOICE SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002 (NOTE 1)

REVENUES:	
Commissions income	$ 1,059,719
Fees received	39,243
Interest income	786
Total revenue	1,099,748
EXPENSES:	
Commissions	830,579
Salaries	105,204
Regulatory fees	19,444
Overhead reimbursement (Note 5)	83,175
Insurance	14,187
General and administrative	45,465
Total expenses	1,098,054
NET INCOME (Loss)	$ 1,694

The accompanying notes are an integral part of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Retained Earnings
	Shares	Amount	(Deficit)
BALANCE, December 31, 2001	8,000	$ 8,000	$ 158,224
Reduction in shares outstanding	(7,200)	-	0
Net Income (Loss)	-	-	1,694
Dividends	-	-	(2,000)
BALANCE, December 31, 2002	800	$ 8,000	$ 157,918

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Liabilities subordinated to claims of general creditors as of December 31, 2001	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2002	$ 0

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (Loss)	$ 1,694
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	482
Decrease in receivable from dealers	224,118
(Decrease) in accounts payable	(199,259)
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	27,035
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment of dividends	(2,000)
NET CASH (USED) FROM INVESTING ACTIVITIES	(2,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25,035
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	85,564
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 110,599

The accompanying notes are an integral part
of these financial statements

WORLD CHOICE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

World Choice Securities, Inc. (the Company) changed its name on March 19, 1997. The name was changed shortly after the Company was purchased by the current shareholder. The Company was previously named PB&T Financial Services, Inc. The current owner purchased PB & T Financial Services, Inc. assuming no accounts or liabilities of the previous owners.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation on the data processing equipment is provided using straight-line method for financial statement purposes based on a five-year life. Office furniture is depreciated using the straight-line method based on a seven-year life. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs -

Advertising costs are expensed as incurred.

Investments -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2) INVESTMENTS:

The Company owned equity securities at December 31, 2002 and were considered trading securities. The fair market value at December 31, 2002 equaled the original cost basis, so no unrealized gain or loss on marketable securities has been recorded in the statement of income.

(3) PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Data processing equipment	$ 1,959
Office furniture	630
Less accumulated depreciation	(1,383)
	$ 1,206

Depreciation expense was $482 for the year ended December 31, 2002.

(4) NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Correspondent Services Corporation and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2002, the Company has net capital of $145,468, which is in excess of its required net capital.

(5) RELATED PARTY TRANSACTION:

The Company has entered into an agreement with an affiliated company owned 100% by the sole-shareholder. This agreement makes available certain facilities and provides for performance of certain services for the Company. During 2002, the Company paid $83,175 in consideration for these services and facilities.

(6) CONCENTRATION OF CREDIT RISK:

The Company maintains a bank account at one bank. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash at this bank exceeded federally insured limits.

(7) FEDERAL INCOME TAXES:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective share of net income.

(7) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2002, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	145,599	145,599	$ 0
Receivable from dealers	68,665	68,665	0
Property and equipment	1,206	1,206	0
Investments	16,300	16,300	0
Accounts payable, accrued liabilities, expenses and other payables	65,852	65,852	0
Retained earnings	165,918	165,918	0
			$ 0

(8) SHARES ISSUED AND OUTSTANDING:

During the year the Company reduced the number of shares authorized from 100,000 to 25,000 and reduced the number of shares issued and outstanding from 8,000 to 800.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on
Supplementary Information Required by
SEC Rule 17A-5

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 10, 2003. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek & Company

February 10, 2003

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

WORLD CHOICE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 165,918
DEDUCTIONS	(20,450)
NET CAPITAL BEFORE HAIRCUTS	145,468
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	0
NET CAPITAL	$ 145,468

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 57,106
TOTAL AGGREGATE INDEBTEDNESS	$ 57,106

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Greater of 6 2/3% of Aggregate Indebtedness	3,807
or	
Minimum Dollar Net Capital	$ 5,000
Minimum Net Capital Required	$ 5,000
Ratio:	
Aggregate Indebtedness to Net Capital	.39 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2002)

Net Capital as Reported in Company's Part II Focus Report	$ 145,468
Adjustments	0
Net Capital Per Above	$ 145,468

WORLD CHOICE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION WITH RECONCILIATION WITH CORRESPONDING PART II OF FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS) AS OF DECEMBER 31, 2002

SCHEDULE II

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2002, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

WORLD CHOICE SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

SCHEDULE III

World Choice Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(2)(a)(iv). World Choice Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

World Choice Securities, Inc. has not had any transactions during the year ending December 31, 2002, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal

Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

World Choice Securities, Inc.:

We have audited the financial statements of World Choice Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 10, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c 3-1 and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of World Choice Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osick & Company

February 10, 2003